Endeavour Silver Produces 1,076,974 oz Silver and 11,724 oz Gold (1.9 Million oz Silver Equivalents) in the First Quarter, 2017

VANCOUVER, BC -- (Marketwired - April 11, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports its production results for the First Quarter, 2017 from the Company's three silver-gold mines in Mexico: the Guanacevi mine in Durango State and the Bolanitos and El Cubo mines in Guanajuato State. Silver production in the First Quarter, 2017 was 1,076, 974 ounces (oz) and gold production was 11,724 oz resulting in silver equivalent production of 1.9 million oz using a 70:1 silver gold ratio.

Production was lower in Q1, 2017 compared to Q1, 2016 due to significant differences in the annual mine plans. Last year, production was highest in Q1 and lowest in Q4 due to the decision at low metal prices in January 2016 to cut spending on exploration and development at all three mines, which reduced mine access to reserves and therefore reduced metal production. Operational issues at the Guanacevi mine also had an impact on production in the second half of 2016.

Production in 2017 is expected to rise throughout the year. Over the past nine months, management has implemented operational changes and made investments to improve the pumping, ventilation and electrical systems at Guanacevi to remediate the operational challenges encountered in 2016. Exploration and development programs resumed last July in order to steadily regain full mine access to the reserves.

Production Highlights for First Quarter, 2017 (Compared to First Quarter, 2016)

--  Silver production decreased 29% to 1,076,974 oz
--  Gold production decreased 27% to 11,724 oz
--  Silver equivalent production was 1.9 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold down 18% to 1,235,594 oz
--  Gold oz sold down 26% to 11,290 oz
--  Bullion inventory at quarter-end included 116,108 oz silver and 292 oz gold
--  Concentrate inventory at quarter-end included 32,995 oz silver and 764 oz gold

Endeavour CEO Bradford Cooke commented, "From a production standpoint, we are still recovering from the reduced mine development and operational challenges we faced in 2016. Our plan is to increase production throughout the year as we improve ore grade controls at El Cubo, slowly return Guanacevi to good health, optimize throughput at Bolanitos and regain access to reserves at each mine in order to achieve our production guidance.

"We expect 2017 to be a transformative year for Endeavour as we move to develop two new mines. We recently made a decision to develop the El Compas as our fourth mine and we look forward to giving the green light soon to develop Terronera into our fifth mine. The emergence of our exciting new Terronera discovery and the acquisition of the El Compas and Parral mine projects have positioned us for significant growth over the next three years."

At Guanacevi, slower mine development resulted in lower mine output than planned, while grade variations and excess dilution of the ore resulted in lower than planned grades. In the second half of 2016, the Company initiated improvements to underground infrastructure including investments in expanded pumping, ventilation and electrical systems to remediate access issues. The mine operations are expected to slowly improve in 2017.

At Bolanitos, silver grades were significantly lower than plan due to grade variations in the LL-Asuncion vein. As mining increases from the new Plateros zone during the year, silver grades should improve.

At El Cubo, both silver and gold grades were below plan due to excess dilution of the ore. Management recently made changes to both mining methods and grade control personnel to reduce the dilution and provide higher grade material to the plant. Grades and production are expected to improve in Q2, 2017.

Production Tables for First Quarter, 2017

----------------------------------------------------------------------------
Production                         Tonnes     Tonnes      Grade      Grade
by mine                           Produced    per day   Ag gpt(1)  Au gpt(1)
----------------------------------------------------------------------------
Guanacevi                          87,599       973        213       0.49
Bolanitos                          94,351      1,048       66        2.40
El Cubo                            121,272     1,347       111       1.31
----------------------------------------------------------------------------
Consolidated                       303,222     3,369       126       1.41
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Production                        Recovery   Recovery    Silver      Gold
by mine                             Ag %       Au %        Oz         Oz
----------------------------------------------------------------------------
Guanacevi                           88.5%      86.4%     530,683     1,192
Bolanitos                           84.3%      85.4%     168,723     6,218
El Cubo                             87.2%      84.5%     377,568     4,314
----------------------------------------------------------------------------
Consolidated                        87.4%      85.2%    1,076,974   11,724
----------------------------------------------------------------------------

(1)  gpt = grams per tonne

----------------------------------------------------------------------------
Q1 2017 Highlights                           Three Months Ended March 31

                                             2017         2016      % Change
----------------------------------------------------------------------------
Throughput (tonnes)                         303,222      408,553     (26%)
Silver ounces produced                     1,076,974    1,510,065    (29%)
Gold ounces produced                        11,724       15,960      (27%)
Payable silver ounces produced             1,054,110    1,473,682    (28%)
Payable gold ounces produced                11,459       15,518      (26%)
Silver equivalent ounces produced(1)       1,897,654    2,627,265    (28%)
Silver ounces sold                         1,235,594    1,511,319    (18%)
Gold ounces sold                            11,290       15,255      (26%)
----------------------------------------------------------------------------

(1)  Silver equivalent ounces calculated using 70:1 ratio. The prior year's silver equivalents have been re-stated using the 70:1 ratio for comparison purposes.

Release of First Quarter, 2017 Financial Results and Conference Call

The First Quarter, 2017 financial results will be released before market on Wednesday, May 3, 2017 and a telephone conference call will be held the same day at 9:00am PDT (12:00pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: +604-638-5340

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:

Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com